EXHIBIT 99.1

Profound Medical Announces Closing of US$40.25 Million Underwritten Public Offering of Common Shares

TORONTO, Dec. 10, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX: PRN; NASDAQ: PROF) (“Profound” or the “Company”) today announced the closing of its previously announced underwritten public offering (the “Offering”) of common shares (the “Common Shares”) at a public offering price of US$7.50 per Common Share. The underwriters elected to exercise the over-allotment option in full, resulting in an aggregate of 5,366,705 Common Shares being issued today for aggregate gross proceeds, before deducting the underwriting discounts and commissions and other offering expenses payable by Profound, of approximately US$40.25 million.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

Raymond James Ltd. and Lake Street Capital Markets acted as co-lead underwriters and joint bookrunners, for the Offering. Titan Partners Group, a division of American Capital Partners, acted as lead manager for the Offering. Stifel, Nicolaus & Company, Incorporated acted as an advisor to the Company. The Offering took place in each of the provinces and territories of Canada, except the province of Québec, and in the United States.

In connection with the Offering, the Company filed a final prospectus supplement (the “Final Prospectus Supplement”) to its short form base shelf prospectus dated July 10, 2024 (the “Base Shelf Prospectus”) in each of the provinces and territories of Canada relating to the proposed Offering. The Final Prospectus Supplement was also filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (File no. 333-280236), as amended, previously filed under the multijurisdictional disclosure system adopted by the United States. A preliminary prospectus supplement relating to the Offering was filed in each of the provinces and territories of Canada and in the United States with the SEC on December 5, 2024.

Access to the Base Shelf Prospectus, the Final Prospectus Supplement, and any amendments to the documents have been provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus and the Final Prospectus Supplement are accessible on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Common Shares are offered under the Final Prospectus Supplement. An electronic or paper copy of the Base Shelf Prospectus, the Final Prospectus Supplement, and any amendment to the documents may be obtained without charge, from Raymond James Ltd., Scotia Plaza, 40 King St. W., 54th Floor, Toronto, Ontario M5H 3Y2, Canada, or by telephone at 416-777-7000 or by email at ECM-Syndication@raymondjames.ca by providing the contact with an email address or address, as applicable. Copies of the Final Prospectus Supplement and the Base Shelf Prospectus are available on EDGAR at www.sec.gov or may be obtained without charge from Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, by telephone at (800) 248-8863, or by email at prospectus@raymondjames.com, and from Lake Street Capital Markets, LLC, 920 2nd Ave S - Ste 700, Minneapolis, MN 55402, prospectus@lakestreetcm.com, (612) 326-1305. The Base Shelf Prospectus and Final Prospectus Supplement contain important, detailed information about the Company and the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

In connection with the Offering, Tom Tamberrino, the Chief Commercial Officer of the Company, purchased 13,333 Common Shares. Mr. Tamberrino is a related party (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) and such issuance is considered a “related party transaction” for the purposes of MI 61-101. Such related party transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Common Shares issued to the related party, nor the consideration paid by the related party exceeds 25% of the Company's market capitalization. The purchasers of the Common Shares and the extent of such participation were not finalized until shortly prior to the completion of the Offering. Accordingly, it was not possible to publicly disclose details of the nature and extent of related party participation in the transactions contemplated hereby pursuant to a material change report filed at least 21 days prior to the completion of such transactions.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the use of proceeds for the Offering; and the expectations regarding the efficacy and commercialization of Profound’s technology. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Additional information about the risks and uncertainties of forward-looking statements and the assumptions upon which they are based is contained in the Company’s filings with securities regulators, which are available electronically through SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849